Filed Pursuant to Rule 433
Registration Statement No. 333-193925
Relating to the
Preliminary Prospectus, dated May 29, 2014

PRICING TERM SHEET Dated as of June 5, 2014	Issuer Free Writing Prospectus

RCS Capital Corporation
Offering of 24,000,000 shares of Class A Common Stock

This pricing term sheet relates to the offering described below (the “Offering”) and should be read together with the related preliminary prospectus, dated May 29, 2014 (the “Preliminary Prospectus”). The information in this term sheet supersedes the information in Preliminary Prospectus to the extent that it is inconsistent therewith. The Preliminary Prospectus can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1568832/000114420414034063/0001144204-14-034063-index.htm.

Terms used but not defined herein have the respective meanings ascribed to them in the Preliminary Prospectus.

Issuer:
RCS Capital Corporation (NYSE: RCAP)
Class A Common Stock:
Class A common stock of the Issuer, par value $0.001 per share
Class A Common Stock Offered by the Issuer in the Offering:
19,000,000 shares of Class A common stock
Class A Common Stock Offered by the Selling Stockholder in the Offering:
5,000,000 shares of Class A common stock
Over-allotment Option
The Issuer has granted to the underwriters an option to purchase up to 3,600,000 additional shares of Class A common stock from it at the public offering price (less underwriting discounts and commissions) to cover over-allotments, if any, for a period of 30 days from the date of the final prospectus relating to the Offering.
Public Offering Price:
$20.25 per share of Class A common stock
$486,000,000 in the aggregate (or $558,900,000 in the aggregate if the underwriters exercise their option to purchase additional shares from the Issuer in full)
Underwriting Discount:
$1.215 per share of Class A common stock
Joint Bookrunners:
Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. Citigroup Global Markets Inc. JMP Securities LLC J.P. Morgan Securities LLC
Co-Managers:
Ladenburg Thalmann & Co. Inc.
BMO Capital Markets Corp.
Realty Capital Securities, LLC
Aegis Capital Corp.
J.P. Turner & Company, LLC
Maxim Group LLC
National Securities Corporation
Newbridge Securities Corporation
Northland Securities, Inc.
RBS Securities Inc.
Robert W. Baird & Co. Incorporated
Mitsubishi UFJ Securities (USA), Inc.

Class A Common Stock Offered by Issuer in the Concurrent Private Offering:
2,469,136 shares of Class A common stock
Concurrent Private Offering Price:
$20.25 per share of Class A common stock $50,000,000 in the aggregate
Lock-Up Provisions:
As described in the Underwriting (Conflicts of Interest) section of the Preliminary Prospectus under the heading “No Sales of Similar Securities,” subject to certain exceptions, the Issuer and its executive officers and directors and principal stockholders (including the selling stockholder) have agreed not to sell or transfer any Class A common stock or securities convertible into, exchangeable for, exercisable for, or repayable with Class A common stock, for 180 days after the date of the final prospectus (or 90 days with respect to the Issuer and shares of our Class A common stock issuable upon conversion of the convertible notes and the convertible preferred stock issued to Luxor). However, the lock-up restriction applicable to Luxor only applies to shares of Class A common stock to be purchased by Luxor in the concurrent private offering or issuable upon conversion of the convertible notes and the convertible preferred stock, and it does not prevent the Issuer from filing a continuously effective resale registration statement relating to any securities of the Issuer held by or issuable to Luxor.
Class A Common Stock Outstanding Immediately After the Offering and the Concurrent Private Offering
50,210,122 shares of Class A common stock (not including 21,048,829 shares of Class A common stock issuable upon conversion of convertible notes and convertible preferred stock issued to Luxor in connection with the Cetera financings and upon exercise of Luxor’s put right with respect to its membership interest in RCS Capital Management).
Class A Common Stock Outstanding Immediately After the Offering and the Concurrent Private Offering, Assuming the Completion of the Pending Acquisitions
63,729,866 shares of Class A common stock (not including 21,450,568 shares of Class A common stock issuable upon conversion of convertible notes and convertible preferred stock issued to Luxor in connection with the Cetera financings and upon exercise of Luxor’s put right with respect to its membership interest in RCS Capital Management).
Use of Proceeds:
The Issuer estimates that the net proceeds from the sale of shares of Class A common stock by it in the Offering and the concurrent private offering will be approximately $407.7 million, or approximately $476.2 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock from the Issuer, in each case after deducting the underwriting discounts and estimated offering expenses payable by the Issuer. The Issuer will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholder in the Offering, although the Issuer will bear the costs, other than the underwriting discounts and commissions, associated with those shares.
The Issuer intends to use the net proceeds from the Offering and the concurrent private offering: (i) to fund approximately $184.8 million of cash consideration and other costs required to complete the pending acquisitions; (ii) to deposit $26.3 million in the special escrow as required by the bank facilities, which amount can be drawn on to repay the First Allied notes issued by RCAP Holdings; (iii) to pay certain fees that are payable to Luxor consisting of approximately $17.7 million in connection with the issuance of the convertible notes and convertible preferred stock and approximately $2.3 million in connection with the Class A common stock to be issued in the concurrent private offering; (iv) to pay $33.4 million in outstanding First Allied indebtedness, provided the First Allied acquisition has occurred; and (v) for general corporate purposes, including other acquisitions.

Capitalization
Attached hereto as Annex A is an updated Capitalization section reflecting the pricing information, as well as certain other changes, which Annex A is incorporated by reference into, and constitutes a part of, this pricing term sheet.

The Issuer has filed a registration statement (including the Preliminary Prospectus, dated May 29, 2014) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer or any underwriter or dealer participating in the Offering will arrange to send you the Preliminary Prospectus if you request it by contacting BofA Merrill Lynch at (866) 500-5408, or Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Barclaysprospectus@broadridge.com, (888) 603-5847.

ANNEX A

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2014: (i) on an actual basis; (ii) adjusted, to give effect to the completion of the Cetera acquisition and the Cetera financings; (iii) adjusted, to give effect to the completion of the Cetera acquisition and the Cetera financings, this offering and the concurrent private offering; and (iv) adjusted, to give effect to the completion of the Cetera acquisition and the Cetera financings, this offering, the concurrent private offering and the completion of the pending acquisitions.

You should read the following table in conjunction with our financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited pro forma consolidated financial statements appearing elsewhere in this prospectus.

	As of March 31, 2014
	Historical	Adjusted for the Cetera acquisition and the Cetera financings(1)	Adjusted for this offering and the concurrent private offering(2)	Adjusted for the pending acquisitions(3)
	(in thousands except per share data)
Cash and cash equivalents	$100,421	$(1,644)	$406,015	$310,941
Stockholders’ Equity:
Class A common stock, $0.001 par value, 100,000,000 shares authorized, 28,317,237 issued and outstanding, as of March 31, 2014; 28,317,237 issued and outstanding, as further adjusted for the completion of the Cetera acquisition and the Cetera financings; 50,210,122 issued and outstanding, as further adjusted for this offering and the concurrent private offering; 63,729,866 issued and outstanding, as further adjusted for the completion of the pending acquisitions	27	27	48	61
Class B common stock, $0.001 par value, 100,000,000 shares authorized, one issued and outstanding as of March 31, 2014; one issued and outstanding, as further adjusted for the completion of the Cetera acquisition and the Cetera financings; one issued and outstanding, as further adjusted for this offering and the concurrent private offering; one issued and outstanding, as further adjusted for the completion of the pending acquisitions	—	—	—	—
Preferred stock, $.001 par value, 14,657,980 shares outstanding after adjustment for the Cetera acquisitions and the Cetera financings	—	15	15	15
Additional paid-in capital	91,216	329,022	736,660	918,628
Accumulated other comprehensive loss	(85)	(85)	(85)	(85)
Retained earnings	—	—	—	—
Total stockholders’ equity	91,158	328,979	736,638	918,619
Non-controlling interest	7,642	7,642	7,642	7,642
Total Capitalization	$98,800	$336,621	$744,280	$926,261

(1)	Reflects our consolidated historical capitalization adjusted for, in connection with the Cetera financings: (a) the incurrence of $775.0 million of aggregate indebtedness pursuant to the bank facilities, which amount is subject to mandatory prepayment by up to $80.0 million if one or more of the ICH acquisition, the Summit acquisition and the Hatteras acquisition are abandoned or terminated; (b) the issuance of the convertible preferred stock to Luxor; and (c) the issuance of the convertible notes to Luxor. The foregoing excludes 5,665,722 shares of our Class A common stock issuable upon conversion of the convertible notes (based on an assumed conversion price of $21.18 per share, which is the conversion price applicable as of the date of this prospectus pursuant to the terms of the convertible notes) and 13,326,752 shares of our Class A common stock issuable upon conversion of the convertible preferred stock (based on an assumed conversion price of $20.26 per share, which is the conversion price applicable as of the date of this prospectus pursuant to the terms of the convertible preferred stock) issued in connection with the Cetera financings because we are not assuming conversion of those securities.
(2)	Reflects our consolidated historical capitalization adjusted for: (i) in connection with the Cetera financings: (a) the incurrence of $775.0 million of indebtedness pursuant to the bank facilities, which amount is subject to mandatory repayment by up to $80.0 million if one or more of the ICH acquisition, the Summit acquisition and the Hatteras acquisition are abandoned or terminated; (b) the issuance of the convertible preferred stock to Luxor; and (c) the issuance of the convertible notes to Luxor; and (ii) in connection with this offering and the concurrent private offering, the issuance of shares of our Class A common stock, net of estimated expenses. The foregoing excludes 5,665,722 shares of our Class A

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common stock issuable upon conversion of the convertible notes (based on an assumed conversion price of $21.18 per share, which is the conversion price applicable as of the date of this prospectus pursuant to the terms of the convertible notes) and 13,326,752 shares of our Class A common stock issuable upon conversion of the convertible preferred stock (based on an assumed conversion price of $20.26 per share, which is the conversion price applicable as of the date of this prospectus pursuant to the terms of the convertible preferred stock) issued in connection with the Cetera financings because we are not assuming conversion of those securities.
(3)	Reflects our consolidated historical capitalization adjusted for: (i) in connection with the Cetera financings: (a) the incurrence of $775.0 million of indebtedness pursuant to the bank facilities, which amount is subject to mandatory prepayment by up to $80.0 million if one or more of the ICH acquisition, the Summit acquisition and the Hatteras acquisition are abandoned or terminated; (b) the issuance of the convertible preferred stock to Luxor; and (c) the issuance of the convertible notes to Luxor; (ii) in connection with this offering and the concurrent private offering, the issuance of shares of our Class A common stock, net of estimated expenses; and (iii) the issuance of approximately 13,519,744 shares of our Class A common stock for the equity portion of the consideration due in connection with the StratCap acquisition, the First Allied acquisition, the ICH acquisition, the Summit acquisition, and the J.P. Turner acquisition, which amount was estimated based on the public offering price per share (except with respect to the First Allied acquisition, for which the 11,264,929 shares of our Class A common stock to be issued is provided for in the First Allied contribution agreement), partially offset by the elimination of existing equity balances. The actual number of shares to be issued in connection with each of these pending acquisitions will be pursuant to the First Allied contribution agreement, the ICH merger agreement, the Summit merger agreement and the J.P. Turner acquisition agreement, the terms of which are described in more detail in “The Recent and Pending Acquisitions.” The foregoing excludes the approximately 5,665,722 shares of our Class A common stock issuable upon conversion of the convertible notes (based on an assumed conversion price of $21.18 per share, which is the conversion price applicable as of the date of this prospectus pursuant to the terms of the convertible notes) and 13,326,752 shares of our Class A common stock issuable upon conversion of the convertible preferred stock (based on an assumed conversion price of $20.26 per share, which is the conversion price applicable as of the date of this prospectus pursuant to the terms of the convertible preferred stock) issued in connection with the Cetera financings because we are not assuming conversion of those securities.

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